Exhibit 12.1
Griffon Corporation
Computation of Ratios of Earnings to Fixed Charges
(unaudited)
(dollars in thousands)

									Six Months Ended
	2009	2010	2011		2012	2013	2014		March 31, 2015

EARNINGS:
Pre-tax Income	$19,605	$13,812	$(14,349)	(a)	$21,941	$14,333	$(5,716)	(b)	$20,200
Fixed Charges	26,382	25,069	65,451		70,173	69,746	66,180		32,725
Amortization of Capitalized Interest	758	303	309		456	91	150		75
Total	46,745	39,184	51,411		92,570	84,170	60,614		53,000
Less:
Interest Capitalized	(282)	(1,087)	(941)		(1,895)	(983)	(1,010)		(84)
Earnings for Fixed Charge Calc.	$46,463	$38,097	$50,470		$90,675	$83,187	$59,604		$52,916

FIXED CHARGES:
Interest Expensed	$13,091	$12,322	$47,846		$52,007	$52,520	$48,447		$23,766
Interest Capitalized	282	1,087	941		1,895	983	1,010		84
Amortized premiums, discounts &
capitalized expenses for debt	5,209	5,059	6,733		6,023	6,232	6,427		3,265
Interest within Rental Expense (est.)	7,800	6,601	9,931		10,248	10,011	10,296		5,610
Fixed Charges for Calc.	$26,382	$25,069	$65,451		$70,173	$69,746	$66,180		$32,725

Ratio of Earnings to Fixed Charges	1.8	1.5	0.8		1.3	1.2	0.9		1.6

Amount by which earnings are
inadequate to cover fixed charges	—	—	$(14,981)		—	—	$(6,576)

(a)	includes $15,152 of costs related to the sale of inventory that was recorded at fair value in connection with acquisition accounting for ATT and $26,164 related to the loss on debt extinguishment.

(b)	includes $38,890 of costs related to the loss on debt extinguishment.